Exhibit 99.2
Third Quarter Report – 2013
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(In millions of United States dollars, except for per share amounts – Unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2013	2012	2013	2012
			Note 3		Note 3
Revenues	9(c)	$929	$1,282	$2,833	$3,574
Mine operating costs
Production costs	5	(532)	(518)	(1,580)	(1,453)
Depreciation and depletion	6(g) & 9	(163)	(163)	(478)	(448)
		(695)	(681)	(2,058)	(1,901)
Earnings from mine operations		234	601	775	1,673
Exploration and evaluation costs	6(c)	(9)	(17)	(34)	(52)
Share of net (losses) earnings of associates	8	(155)	171	(101)	168
Impairment of mining interests and goodwill	6(a) & 7	—	—	(2,558)	—
Corporate administration		(66)	(59)	(189)	(188)
Earnings (loss) from operations and associates	9	4	696	(2,107)	1,601
Losses on securities, net	12(b)	(3)	(5)	(15)	(67)
Gains (losses) on derivatives, net	12(a)	8	(93)	79	29
Finance costs		(12)	(7)	(40)	(22)
Other (expenses) income		(2)	3	—	10
(Loss) earnings before taxes		(5)	594	(2,083)	1,551
Income tax recovery (expense)	11 & 12(d)(iii)	10	(96)	463	(306)
Net earnings (loss) attributable to shareholders of Goldcorp Inc.		$5	$498	$(1,620)	$1,245
Net earnings (loss) per share
Basic	14	$0.01	$0.61	$(2.00)	$1.54
Diluted	14	—	0.61	(2.01)	1.48

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Third Quarter Report – 2013

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In millions of United States dollars – Unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2013	2012	2013	2012
			Note 3		Note 3
Net earnings (loss) attributable to shareholders of Goldcorp Inc.		$5	$498	$(1,620)	$1,245
Other comprehensive income (loss), net of tax	12(b)
Items that may be reclassified subsequently to net earnings (loss):
Mark-to-market gains (losses) on available-for-sale securities		14	19	(52)	(47)
Reclassification adjustment for impairment losses included in net earnings (loss)		2	6	15	61
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net earnings (loss)		—	(1)	(1)	(1)
		16	24	(38)	13
Items that will not be reclassified to net earnings (loss):
Re-measurements on defined benefit pension plans	3	(4)	—	(4)	—
		(4)	—	(4)	—
Total other comprehensive income (loss), net of tax		$12	$24	$(42)	$13
Total comprehensive income (loss) attributable to shareholders of Goldcorp Inc.		$17	$522	$(1,662)	$1,258

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Third Quarter Report – 2013

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of United States dollars – Unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2013	2012	2013	2012
			Note 3		Note 3
Operating Activities
Net earnings (loss)		$5	$498	$(1,620)	$1,245
Adjustments for:
Dividends from associates	8(g)	27	—	71	—
Reclamation expenditures		(4)	(6)	(12)	(17)
Items not affecting cash:
Losses on securities, net		3	5	15	67
Impairment of mining interests and goodwill	6(a) & 7	—	—	2,558	—
Reversal of impairment of Primero convertible note		—	(8)	—	—
Depreciation and depletion	6(g) & 9	163	163	478	448
Share of net losses (earnings) of associates	8	155	(171)	101	(168)
Share-based compensation expense	13	24	22	64	72
Unrealized gains on derivatives, net	12(a)	(4)	95	(66)	(27)
Accretion of reclamation and closure cost obligations		5	4	15	11
Deferred income tax expense (recovery)	11	29	(17)	(540)	(95)
Other		9	9	32	7
Change in working capital	15	(138)	(161)	(448)	(261)
Net cash provided by operating activities		274	433	648	1,282
Investing Activities
Expenditures on mining interests	9(e)	(497)	(567)	(1,493)	(1,683)
Deposits on mining interests expenditures		(44)	(96)	(163)	(192)
Interest paid	6(b), 9(e) & 10	(14)	(8)	(23)	(17)
Purchases of money market securities and other investments	15	(17)	—	(615)	(17)
Proceeds from sales of securities and other investments, net	15	490	—	603	283
Other		1	2	—	13
Net cash used in investing activities		(81)	(669)	(1,691)	(1,613)
Net cash provided by investing activities of discontinued operations	15	—	—	8	5
Financing Activities
Debt borrowings, net of borrowing costs	10	—	—	1,481	—
Borrowings from associates	12(d)(ii)	—	—	131	—
Common shares issued, net of issue costs		3	23	3	32
Dividends paid to shareholders	14	(122)	(109)	(365)	(328)
Net cash (used in) provided by financing activities		(119)	(86)	1,250	(296)
Effect of exchange rate changes on cash and cash equivalents		(1)	—	—	—
Increase (decrease) in cash and cash equivalents		73	(322)	215	(622)
Cash and cash equivalents, beginning of period		899	1,158	757	1,458
Cash and cash equivalents, end of period	15	$972	$836	$972	$836
Supplemental cash flow information (note 15)
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Third Quarter Report – 2013

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars – Unaudited)

	Note	September 30 2013	December 31 2012	January 1 2012
			Note 3	Note 3
Assets
Current assets
Cash and cash equivalents	15	$972	$757	$1,458
Money market investments	12(d)(ii)	17	—	272
Accounts receivable	12(a)	400	567	403
Inventories and stockpiled ore		863	696	550
Notes receivable		5	5	40
Income taxes receivable		202	25	5
Other		208	145	83
		2,667	2,195	2,811
Mining interests
Owned by subsidiaries	6 & 7	22,824	23,902	22,249
Investments in associates	6 & 8	2,519	2,663	1,940
	6 & 7	25,343	26,565	24,189
Goodwill		1,454	1,737	1,737
Investments in securities		108	162	207
Notes receivable		28	37	42
Deposits on mining interests expenditures		93	95	73
Other		240	188	87
Total assets	9	$29,933	$30,979	$29,146
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$835	$830	$545
Income taxes payable		24	101	32
Current portion of long-term debt	10	819	—	—
Derivative liabilities	12(a)	80	68	65
Other	12(d)(ii)	221	69	39
		1,979	1,068	681
Deferred income taxes		4,874	5,434	5,442
Long-term debt	10	1,481	783	737
Derivative liabilities	12(a)	4	79	237
Provisions		477	500	355
Income taxes payable		56	62	113
Other		103	124	96
Total liabilities	9	8,974	8,050	7,661
Equity
Shareholders’ equity
Common shares, stock options and restricted share units		17,174	17,117	16,992
Investment revaluation reserve		13	51	43
Retained earnings		3,559	5,548	4,237
		20,746	22,716	21,272
Non-controlling interests		213	213	213
Total equity		20,959	22,929	21,485
Total liabilities and equity		$29,933	$30,979	$29,146
Commitments and contingencies (notes 7, 12(d)(ii) & 16)
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Third Quarter Report – 2013

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In millions of United States dollars, shares in thousands – Unaudited)

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Investment revaluation reserve	Retained earnings	Attributable to shareholders of Goldcorp Inc.	Non-controlling interests	Total
At January 1, 2013	811,519	$16,865	$252	$51	$5,548	$22,716	$213	$22,929
Total comprehensive loss
Net loss	—	—	—	—	(1,620)	(1,620)	—	(1,620)
Other comprehensive loss	—	—	—	(38)	(4)	(42)	—	(42)
	—	—	—	(38)	(1,624)	(1,662)	—	(1,662)
Stock options exercised and restricted share units issued and vested (notes 13(a) & (b))	713	30	(27)	—	—	3	—	3
Share-based compensation expense (note 13(c))	—	—	54	—	—	54	—	54
Dividends (note 14)	—	—	—	—	(365)	(365)	—	(365)
At September 30, 2013	812,232	$16,895	$279	$13	$3,559	$20,746	$213	$20,959

	Common Shares
	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Investment revaluation reserve	Retained earnings	Attributable to shareholders of Goldcorp Inc.	Non-controlling interests	Total
At January 1, 2012	809,941	$16,793	$199	$43	$4,237	$21,272	$213	$21,485
Total comprehensive income
Net earnings	—	—	—	—	1,245	1,245	—	1,245
Other comprehensive income	—	—	—	13	—	13	—	13
	—	—	—	13	1,245	1,258	—	1,258
Stock options exercised and restricted share units issued and vested (notes 13(a) & (b))	1,275	57	(25)	—	—	32	—	32
Share-based compensation expense (note 13(c))	—	—	68	—	—	68	—	68
Dividends (note 14)	—	—	—	—	(328)	(328)	—	(328)
At September 30, 2012	811,216	$16,850	$242	$56	$5,154	$22,302	$213	$22,515
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS
Goldcorp Inc. is the ultimate parent company of its consolidated group (“Goldcorp” or “the Company”). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 3400 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.
The Company is a gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.
At September 30, 2013, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and the Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina (note 3); the Marigold (66.7% interest) and Wharf gold mines in the United States; and the Pueblo Viejo gold/silver/copper mine (40.0% interest) in the Dominican Republic (note 8(a)).
The Company’s significant development projects at September 30, 2013 were comprised of the Cerro Negro gold project in Argentina; the Éléonore and Cochenour gold projects in Canada; the El Morro gold/copper project (70% interest) in Chile and the Camino Rojo gold/silver project in Mexico. The Company also owns a 26.9% equity interest in Primero Mining Corp. (“Primero”), a publicly traded company engaged in the production of precious metals with operations (primarily the San Dimas gold/silver mine (“San Dimas”)) in Mexico, and a 39.8% equity interest in Tahoe Resources Inc. (“Tahoe”), a publicly traded company focused on the exploration and development of resource properties, with a principal objective to develop the Escobal silver project in Guatemala (“Escobal”).

2.	BASIS OF PREPARATION
These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2012.
The accounting policies applied in preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2012, with the exception of the application of certain new and amended IFRSs issued by the IASB, which were effective from January 1, 2013. Those new and revised IFRSs which had a significant impact on the Company’s unaudited condensed interim consolidated financial statements are described in note 3. Note 3 includes reconciliations of the Company’s unaudited condensed interim consolidated balance sheets, consolidated statements of earnings, consolidated statements of comprehensive income and consolidated statements of cash flows for the 2012 comparative periods which were previously disclosed in the Company’s unaudited condensed interim consolidated financial statements.
The Company’s interim results are not necessarily indicative of its results for a full year.
Significant judgements and estimates
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgements and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in notes 5 and 6 to the Company’s audited consolidated financial statements for the year ended December 31, 2012. Additional significant judgements and estimates applied to the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2013 are disclosed in note 7.
Basis of consolidation
These unaudited condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. All amounts are expressed in millions of United States (“US”) dollars, unless otherwise stated. References to C$ are to Canadian dollars. The principal subsidiaries (mine sites and operating segments) of Goldcorp and their geographic locations at September 30, 2013 were as follows:

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Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

Direct parent company (mine site and operating segment) (note 9)	Location	Ownership interest	Mining properties and development projects owned (note 6)
Red Lake Gold Mines Ontario Partnership (“Red Lake”)	Canada	100%	Red Lake and Campbell Complexes, and Cochenour project
Goldcorp Canada Ltd./Goldcorp Inc. (“Porcupine”)	Canada	100%	Porcupine mines
Goldcorp Canada Ltd./Goldcorp Inc. (“Musselwhite”)	Canada	100%	Musselwhite mine
Les Mines Opinaca Ltée (“Éléonore”)	Canada	100%	Éléonore project
Minera Peñasquito S.A. de C.V. and Camino Rojo S.A. de C.V. (“Peñasquito”)	Mexico	100%	Peñasquito mine, and Camino Rojo project
Desarrollos Mineros San Luis S.A. de C.V. (“Los Filos”)	Mexico	100%	Los Filos mines
Minas de la Alta Pimeria S.A. de C.V. (“El Sauzal”)	Mexico	100%	El Sauzal mine
Montana Exploradora de Guatemala S.A. (“Marlin”)	Guatemala	100%	Marlin mine
Entre Mares de Guatemala S.A. (“Cerro Blanco”)	Guatemala	100%	Cerro Blanco project
Oroplata S.A. (“Cerro Negro”)	Argentina	100%	Cerro Negro project
Marigold Mining Company (“Marigold”)	United States	66.7%	Marigold mine
Wharf Resources (USA) Inc. (“Wharf”)	United States	100%	Wharf mine
Sociedad Contractual Minera El Morro (“El Morro”)	Chile	70%	El Morro project
Intercompany assets and liabilities, equity, income, expenses and cash flows between the Company and its subsidiaries are eliminated.
These unaudited condensed interim consolidated financial statements also include the following significant investments in associates that are accounted for using the equity method:

Associates (note 8)	Location	Ownership interest	Mining properties and development projects owned (note 6)
Minera Alumbrera Limited (“Alumbrera”)	Argentina	37.5%	Alumbrera mine (note 3)
Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”)	Dominican Republic	40.0%	Pueblo Viejo mine (note 8(a))
Primero Mining Corp.	Mexico	26.9%	San Dimas mine
Tahoe Resources Inc.	Guatemala	39.8%	Escobal
Intercompany transactions between the Company and its associates are recognized only to the extent of unrelated investors’ interests in the associates. Intercompany balances between the Company and its associates are not eliminated. Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries and associates to conform the significant accounting policies used in their preparation to those used by the Company.

3.	CHANGES IN ACCOUNTING POLICIES
Application of new and revised accounting standards
The Company has applied the following new and revised IFRSs in these unaudited condensed interim consolidated financial statements and the Company has restated the 2012 comparative periods, where applicable, accordingly.
Effective from January 1, 2013, IFRS 10 – Consolidated Financial Statements (“IFRS 10”) supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. Concurrent with the issuance of IFRS 10, the IASB issued IFRS 11 – Joint Arrangements (“IFRS 11”) and IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) and reissued IAS 27 – Separate Financial Statements and IAS 28 – Investments in Associates and Joint Ventures.
Consolidation
IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

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Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

Joint arrangements
IFRS 11 supersedes IAS 31 – Interests in Joint Ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Venturers. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method.
Disclosure of interests in other entities
IFRS 12 combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include enhanced reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements.
As a result of the application of these standards, the Company’s 37.5% interest in Alumbrera, which was previously proportionately consolidated in the Company’s consolidated financial statements, has been classified as an investment in associate and is accounted for using the equity method, with the Company’s share of net earnings (losses) and net assets separately disclosed in the unaudited condensed interim consolidated statements of earnings (loss) and consolidated balance sheets, respectively.
The Company has accounted for this change in consolidation retrospectively using the transitional requirements of IFRS 10 and the Company has restated the 2012 comparative periods accordingly. A reconciliation of the Company’s 2012 comparative periods, as previously disclosed, to the 2012 comparative periods disclosed in these unaudited condensed interim consolidated financial statements is as follows:
Condensed Interim Consolidated Balance Sheets:

At January 1, 2012
	As previously reported	Adjustment	As presented
Current assets	$2,950	$(139)	$2,811
Mining interests – Owned by subsidiaries	22,673	(424)	22,249
Mining interests – Investments in associates	1,536	404	1,940
Other non-current assets	2,215	(69)	2,146
Total assets	$29,374	$(228)	$29,146
Total liabilities	$(7,889)	$228	$(7,661)
Net assets	$21,485	$—	$21,485

At December 31, 2012
	As previously reported	Adjustment	As presented
Current assets	$2,528	$(333)	$2,195
Mining interests – Owned by subsidiaries	24,279	(377)	23,902
Mining interests – Investments in associates	2,088	575	2,663
Other non-current assets	2,317	(98)	2,219
Total assets	$31,212	$(233)	$30,979
Total liabilities	$(8,283)	$233	$(8,050)
Net assets	$22,929	$—	$22,929

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Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

Condensed Interim Consolidated Statements of Earnings and Comprehensive Income:

	Three Months Ended			Nine Months Ended
	September 30, 2012			September 30, 2012
	As previously reported	Adjustment	As presented	As previously reported	Adjustment	As presented
Revenues	$1,538	$(256)	$1,282	$4,000	$(426)	$3,574
Earnings from mine operations	704	(103)	601	1,830	(157)	1,673
Share of net earnings of associates	102	69	171	63	105	168
Earnings before taxes	626	(32)	594	1,599	(48)	1,551
Net earnings	$498	$—	$498	$1,245	$—	$1,245
Other comprehensive income, net of tax	24	—	24	13	—	13
Total comprehensive income	$522	$—	$522	$1,258	$—	$1,258
Condensed Interim Consolidated Statements of Cash Flows:

	Three Months Ended			Nine Months Ended
	September 30, 2012			September 30, 2012
	As previously reported	Adjustment	As presented	As previously reported	Adjustment	As presented
Net earnings	$498	$—	$498	$1,245	$—	$1,245
Share of net earnings of associates	(102)	(69)	(171)	(63)	(105)	(168)
Other	38	68	106	128	77	205
Net cash provided by operating activities	$434	$(1)	$433	$1,310	$(28)	$1,282
Net cash used in investing activities	$(675)	$6	$(669)	$(1,622)	$14	$(1,608)
Net cash used in financing activities	$(86)	$—	$(86)	$(296)	$—	$(296)
Fair value measurement
IFRS 13 – Fair Value Measurement (“IFRS 13”) defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. The Company has applied IFRS 13 on a prospective basis, commencing January 1, 2013.
Employee benefits
A revised IAS 19 – Employee Benefits (“IAS 19”) has introduced significant changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the options to defer or recognize actuarial gains and losses in full in profit or loss and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income. The amended IAS 19 also requires calculation of net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation.
In addition, other changes incorporated into the amended standard include changes made to the date of recognition of liabilities for termination benefits, and changes to the definitions of short-term employee benefits and other long-term employee benefits which may impact on the classification of liabilities associated with those benefits.
The Company has adopted these amendments retrospectively; however, these amendments to IAS 19 did not have a significant impact on the Company’s unaudited condensed interim consolidated financial statements.
Stripping costs in the production phase of a surface mine
IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved

GOLDCORP    |  9

Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

access to further quantities of material that will be mined in future periods. The Company has applied IFRIC 20 on a prospective basis in compliance with the transitional requirements of IFRIC 20. The application of IFRIC 20 did not result in an adjustment to the Company’s unaudited condensed interim consolidated financial statements.
Financial statement presentation
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”), effective for annual periods beginning on or after July 1, 2012, require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately.

4.	CHANGES IN ACCOUNTING STANDARDS NOT YET EFFECTIVE
Financial instruments
The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity for the classification and measurement of financial instruments. The IASB recently suspended the originally planned effective date of January 1, 2015 and at present the effective date has not been determined. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.
Levies imposed by governments
In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is currently evaluating the impact the final interpretation is expected to have on its consolidated financial statements.

5.	PRODUCTION COSTS

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2013	2012	2013	2012
Raw materials and consumables	$285	$269	$863	$741
Salaries and employee benefits (a)	119	105	379	318
Contractors	97	91	295	255
Royalties	16	24	50	65
Change in inventories (b)	(18)	(6)	(109)	(19)
Other	33	35	102	93
	$532	$518	$1,580	$1,453

(a)
Excludes $22 million and $60 million of salaries and employee benefits included in corporate administration expense for the three and nine months ended September 30, 2013, respectively (three and nine months ended September 30, 2012 – $16 million and $47 million, respectively).

(b)
The change in inventories for the three and nine months ended September 30, 2013 represents a decrease of $5 million and an increase of $16 million in finished goods inventories, respectively; an increase in stockpiled ore of $7 million and $36 million, respectively; and an increase in work-in-process inventories of $16 million and $57 million, respectively (three and nine months ended September 30, 2012 – a decrease of $13 million and $23 million in finished goods inventories, respectively; an increase in stockpiled ore of $3 million and a decrease of $10 million, respectively; and an increase in work-in-process inventories of $16 million and $52 million, respectively).

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Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

6.    MINING INTERESTS

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (h)(i)	Investments in associates	Total
Cost
At January 1, 2013 (note 3)	$7,395	$6,528	$8,506	$4,278	$2,663	$29,370
Expenditures on mining interests (b)(c)	416	442	—	700	29	1,587
Share of net earnings of associates	—	—	—	—	(101)	(101)
Dividends from associate (note 8(g))	—	—	—	—	(71)	(71)
Transfers and other movements (f)	(14)	319	(317)	151	(1)	138
At September 30, 2013	7,797	7,289	8,189	5,129	2,519	30,923
Accumulated depreciation and depletion
At January 1, 2013 (note 3)	(1,942)	—	—	(863)		(2,805)
Depreciation and depletion (g)	(289)	—	—	(230)		(519)
Impairment charges (note 7)(a)	(647)	(234)	(1,129)	(265)		(2,275)
Transfers and other movements (f)	(5)	—	—	24		19
At September 30, 2013	(2,883)	(234)	(1,129)	(1,334)		(5,580)
Carrying amount – September 30, 2013	$4,914	$7,055	$7,060	$3,795	$2,519	$25,343

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (h)(i)	Investments in associates (d)(e)	Total
Cost
At January 1, 2012 (note 3)	$6,604	$5,682	$8,821	$3,339	$1,940	$26,386
Expenditures on mining interests (b)(c)	642	624	—	721	514	2,501
Share of net earnings of associates (d)(e)	—	—	—	—	210	210
Transfers and other movements (f)	149	222	(315)	218	(1)	273
At December 31, 2012 (note 3)	7,395	6,528	8,506	4,278	2,663	29,370
Accumulated depreciation and depletion
At January 1, 2012 (note 3)	(1,581)	—	—	(616)		(2,197)
Depreciation and depletion (g)	(356)	—	—	(294)		(650)
Transfers and other movements (f)	(5)	—	—	47		42
At December 31, 2012 (note 3)	(1,942)	—	—	(863)		(2,805)
Carrying amount – December 31, 2012	$5,453	$6,528	$8,506	$3,415	$2,663	$26,565

GOLDCORP    |  11

Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

A summary by property of the carrying amount of mining properties is as follows:

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (h)(i)	September 30, 2013	December 31, 2012 (note 3)	January 1, 2012 (note 3)
Red Lake (j)	$683	$985	$734	$478	$2,880	$2,786	$2,592
Porcupine	336	61	—	144	541	512	442
Musselwhite	181	4	112	244	541	519	467
Éléonore (b)	—	1,470	—	697	2,167	1,704	1,235
Peñasquito (a)(b)(j)	2,461	699	4,461	969	8,590	10,676	10,488
Los Filos	598	23	—	185	806	755	733
El Sauzal	42	—	—	10	52	76	101
Marlin	431	67	35	151	684	739	725
Cerro Blanco (a)	—	47	—	2	49	175	129
Cerro Negro (b)	—	2,388	1,520	677	4,585	4,125	3,670
Marigold	162	17	—	105	284	248	222
Wharf	20	—	—	23	43	41	36
El Morro (b)	—	1,294	112	18	1,424	1,383	1,272
Corporate and Other (k)	—	—	86	92	178	163	137
	$4,914	$7,055	$7,060	$3,795	$22,824	$23,902	$22,249
Investments in associates
Alumbrera (note 3)					519	575	404
Pueblo Viejo (note 8(a))					1,460	1,546	1,052
Primero (d)(e)					205	197	100
Tahoe					335	345	384
					2,519	2,663	1,940
					$25,343	$26,565	$24,189

(a)
The Company recognized total impairment charges of $2,558 million, before tax (note 7), for the three months ended June 30, 2013, of which $283 million was applied against goodwill relating to Peñasquito and $2,275 million was applied to mining interests based on the relative carrying amounts of the assets as at June 30, 2013 that were subject to the impairment charges. The $2,275 million impairment charges to mining interests were applied as follows:

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment	Total
Peñasquito	$647	$108	$1,129	$260	$2,144
Cerro Blanco	—	126	—	5	131
Total	$647	$234	$1,129	$265	2,275

GOLDCORP    |  12

Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

(b)	Includes capitalized borrowing costs incurred during the three and nine months ended September 30 as follows:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2013	2012	2013	2012
Éléonore	$7	$4	$17	$10
Camino Rojo (j)	2	2	5	6
Cerro Negro	11	7	30	19
El Morro	4	4	11	12
	$24	$17	$63	$47
The amounts capitalized include borrowing costs on the Company’s $1.5 billion notes (note 10), convertible senior notes (note 10), 1-year $131 million credit facility (note 12(d)(ii)), and 1-year 469 million Argentine peso ($100 million) credit facility (note 12(d)(ii)).
Of the $3 million and $8 million of interest incurred on the drawdown of the two credit facilities for the three and nine months ended September 30, 2013, respectively (three and nine months ended September 30, 2012 – $nil and $nil, respectively), $3 million and $8 million (three and nine months ended September 30, 2012 – $nil and $nil, respectively) have been capitalized as part of the costs of qualifying mining properties, respectively.
The amounts capitalized for all of the borrowings were determined by applying the weighted average cost of borrowings during the nine months ended September 30, 2013 of 5.52% (nine months ended September 30, 2012 of 8.57%) proportionately to the accumulated qualifying expenditures on mining interests.

(c)
During the three and nine months ended September 30, 2013, the Company incurred $41 million and $119 million, respectively (three and nine months ended September 30, 2012 – $59 million and $178 million, respectively), in exploration and evaluation expenditures, of which $32 million and $85 million, respectively (three and nine months ended September 30, 2012 – $42 million and $126 million, respectively), have been capitalized and included in expenditures on mining interests. The remaining $9 million and $34 million, respectively (three and nine months ended September 30, 2012 – $17 million and $52 million, respectively), were expensed.

(d)
During the year ended December 31, 2012, the Company recognized a reversal of impairment expense of $65 million in respect of the Company’s equity investment in Primero, primarily due to an increase in Primero’s quoted market price in 2012. The Company had previously recognized a $65 million impairment expense during the year ended December 31, 2011.

(e)
On August 7, 2012, the Company received an additional 8,422,460 Primero shares as settlement of the outstanding $30 million principal of the 1-year convertible note receivable from Primero. As a result of the share issuance, the Company’s shareholding increased to 40.9% of the issued and outstanding common shares of Primero. Subsequently, on October 10, 2012, the Company completed a secondary offering of the 8,422,460 shares for total proceeds of C$44 million ($45 million) and recognized a gain of $12 million, net of selling costs of $2 million. Immediately following completion of the sale, the Company’s shareholding decreased to 32.2% of the issued and outstanding common shares of Primero.

(f)
Transfers and movements primarily represent the reclassification of carrying amounts of reserves, resources and exploration potential as a result of the conversion of the categories of mining properties and deposits on mining interests which are capitalized and included in the carrying amounts of the related mining properties during the period.

(g)
Depreciation and depletion expensed for the three and nine months ended September 30, 2013 was $163 million and $478 million, respectively (three and nine months ended September 30, 2012 – $163 million and $448 million, respectively), as compared to total depreciation and depletion of $172 million and $519 million, respectively (three and nine months ended September 30, 2012 – $169 million and $472 million, respectively), due to the capitalization of depreciation of $11 million and $34 million, respectively (three and nine months ended September 30, 2012 – $8 million and $29 million, respectively), relating to development projects, and movements in amounts allocated to work-in-progress inventories of $(2) million and $7 million, respectively (three and nine months ended September 30, 2012 – $(2) million and $(5) million, respectively).

Depletion expense for the three and nine months ended September 30, 2013 included $3 million and $10 million, respectively (three and nine months ended September 30, 2012 – $2 million and $7 million, respectively), of depletion expense relating to the Company’s reclamation assets.

(h)
At September 30, 2013, assets under construction, and therefore not yet being depreciated, included in the carrying amount of plant and equipment amounted to $1.4 billion (December 31, 2012 – $771 million; January 1, 2012 – $453 million).

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Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

(i)	At September 30, 2013, finance leases included in the carrying amount of plant and equipment amounted to $77 million (December 31, 2012 – $86 million; January 1, 2012 – $2 million).

(j)
The Company’s 100% interests in the Camino Rojo gold project in Mexico and the Cochenour gold project in Canada are included in the carrying amounts of the Peñasquito mining property and Red Lake mining property, respectively.

(k)	Corporate and Other includes exploration properties in Mexico with a carrying value as at September 30, 2013 of $86 million (December 31, 2012 – $86 million; January 1, 2012 – $86 million).

7.	IMPAIRMENT
At June 30, 2013, the Company recorded impairment charges of $1,958 million, net of tax ($2,558 million before tax), against the carrying value of Peñasquito and Cerro Blanco. At September 30, 2013, the Company concluded that there were no changes in events or circumstances that occurred during the third quarter of 2013 as compared to the prior quarter that would indicate that the carrying value of the Company's net assets at September 30, 2013 were not fully recoverable. Nor were there any indicators present that would require a reversal, in whole or in part, of the impairment charge taken in the second quarter of 2013.
a)Impairment testing
The Company's impairment testing at June 30, 2013 incorporated the following assumptions:
i)Pricing assumptions and impact
The projected cash flows used in impairment testing are significantly affected by changes in assumptions for metal prices, future capital expenditures, production costs estimates, discount rates and exchange rates. If metal prices were to remain at spot prices for an extended period of time, the Company would need to re-evaluate the pricing assumptions used for impairment testing. For the 2012 year end (“YE”) annual and second quarter 2013 impairment assessments, the metal prices assumptions were as follows:

	YE 2012	Q2 2013	YE 2012 and Q2 2013
Metal price assumptions	2014 to 2018	2014 to 2018	Long-term
Gold (per ounce)	$1,500	$1,400	$1,350
Silver (per ounce)	$27	$23	$24
Copper (per pound)	$3.50	$3.35	$3.00
Zinc (per pound)	$0.95	$0.83	$0.85
Lead (per pound)	$0.95	$0.92	$0.80
During the second quarter of 2013, the metal pricing environment related to valuation of exploration-related in-situ ounces and the market value thereof had also declined with a varying impact dependent on facts and circumstances at each individual project, including external market risk and product mix exposure. The impact of this change in the environment for exploration stage projects was assessed on a CGU by CGU basis, applying the market comparables most closely related to the specifics of the exploration property.
Based on the impairment assessment performed by the Company on its CGUs at June 30, 2013, including any goodwill allocated to those CGUs, and which incorporated the aforementioned assumptions, the Company concluded that all of the Company’s CGUs exceeded their carrying values with the exception of Peñasquito and Cerro Blanco which incorporated additional assumption changes as noted below.
At June 30, 2013, the Company recorded impairment charges of a $1,958 million, net of tax ($2,558 million before tax), for goodwill and non-current assets as summarized below:

For the three months ended June 30	2013
Peñasquito (1)	$1,827
Cerro Blanco	131
Total	$1,958
(1)Includes $283 million of impairment charges for goodwill.

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Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

ii)Additional assumptions affecting the carrying value assessment
Peñasquito
Valuation of exploration potential of in-situ ounces
The metal pricing environment related to valuation of exploration-related in-situ ounces and the market value thereof has declined. The exploration potential at Peñasquito is included as part of the Peñasquito CGU and is valued using a market approach, which examines market comparable information and external market risk, taking into account product mix exposure and characteristics of the Peñasquito property. Based on the assessment performed as at June 30, 2013, the Company concluded that the market value per in-situ ounce of the exploration potential at Peñasquito had declined by approximately 25% to 35% resulting in a reduction of the estimated recoverable amount of that exploration potential.
Capital and operating cost assumptions
Capital costs assumptions increased at Peñasquito during the second quarter, as studies were completed and defined an additional water source for Peñasquito referred to as the “North Well Field”. The Company also commenced a follow-up study to analyze optimal tailings deposition for stage 2 of the tailings facility for the potential to enhance long-term water efficiency at Peñasquito. Pending the outcomes of these studies and based on the information available to date, a revised capital cost estimate in relation to the water and tailing project was included in Peñasquito’s current life of mine ("LOM').
The projected cash flows are significantly affected by changes in assumptions about metals prices, future capital expenditures, production costs estimates, discount rates and exchange rates. For the June 30, 2013 impairment assessment, metal price assumptions were as noted in the table above. Future operating costs assumptions included in Peñasquito’s current LOM are $1.70 per tonne of ore mined, $8.50 per tonne of sulphide ore milled, and general and administrative costs of $1.50 per tonne of sulphide ore milled. The discount rate and exchange rates remain unchanged from the year end annual assessment as no significant changes to impact these assumptions have occurred.
Mexican Royalty
During the second quarter of 2013, the Mexican Chamber of Deputies approved a bill which proposed a 5% tax-deductible mining duty calculated on an operating mine’s taxable income before the deduction of interest, taxes, depreciation and amortization. In September 2013, the Mexican President’s 2014 tax reform proposals included a tax-deductible mining royalty of 7.5% on earnings before the deduction of interest, taxes, depreciation and amortization, with precious metals mining companies paying an additional 0.5% on precious metals revenue, which is a significant increase to the 5% rate proposed in the second quarter of 2013. In addition, the corporate tax rate is expected to increase to 30% from 28%. The Mexican Congress will debate the provisions of the Tax Reform. The effective date of the law (in the event it is passed and published in the Official Gazette) will be January 1, 2014.  The potential impact of these updates did not result in a significant change to the estimated net recoverable amount of the Penasquito mine at September 30, 2013 as compared to June 30, 2013.
The change in the metal pricing environment related to in-situ exploration ounces and the change in short-term pricing assumptions, in combination with the changes to the LOM and the pending Mexican mining duty, were considered indicators of impairment, and accordingly, an impairment assessment was performed for Peñasquito as at June 30, 2013. As a result of this assessment, an impairment charge of $1,827 million, net of tax ($2,427 million before tax) was recorded, related to the carrying value of $7,945 million on the mining interests of Peñasquito prior to the impairment charge (including goodwill of $283 million) at the end of the second quarter of 2013 (note 6(a)).
Cerro Blanco
During the second quarter of 2013, the Company announced its intention to undertake a strategic review of the Cerro Blanco project which resulted in an impairment charge of $131 million, net of tax ($131 million before tax), against mining interests related to the project’s carrying value. Management concluded in the second quarter as a result of cash flow constraints arising from the declining metal price environment, the Company does not intend to develop this project. However, pending review of the updated project feasibility which was received during the quarter, management will conclude upon a course of action. The estimated recoverable amount is based on management’s best estimate of market value at June 30, 2013 based on the available Measured and Indicated, and Inferred Resources (note 6(a)).

GOLDCORP    |  15

Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

b)Sensitivity analysis
While there were no impairment indicators as at September 30, 2013, the Company undertook a sensitivity analysis to identify the impact of changes in long-term pricing and production costs relative to current assumptions which would cause a CGU’s carrying amount to exceed the aggregate of its recoverable amount. As at September 30, 2013, the carrying amounts, including goodwill, net of tax, for the Red Lake, Cerro Negro, Éléonore, and Alumbrera CGUs were $3.3 billion, $4.4 billion, $1.9 billion, and $0.5 billion, respectively.
The table below indicates the long-term gold price assumptions required in order for the estimated recoverable amounts to equal the carrying amounts for each of the Red Lake, Cerro Negro, Éléonore, and Alumbrera CGUs.

	Long-term price – $ per ounce where recoverable amount to equal carrying value
	As at September 30, 2013
	Red Lake	Cerro Negro	Éléonore	Alumbrera (1)
Long-term gold price	$1,047	$1,047	$1,038	$380

(1)
Due to the limited remaining mine life at Alumbrera, its recoverable amount is not significantly impacted by a change in long term gold price. Alumbrera would require short term prices to be $1,160 for its estimated recoverable value to equal its carrying value.

However, the Company believes that adverse changes in metal price assumptions would impact certain other inputs for the LOM plans, which may offset, to a certain extent, the impact of the adverse changes.
The following change in production cost assumptions required in order for the estimated recoverable amounts to equal the carrying amounts for each of the Red Lake, Cerro Negro, Éléonore, and Alumbrera CGUs is noted below:

	% increase required for recoverable amount to equal carrying value
	As at September 30, 2013
	Red Lake	Cerro Negro	Éléonore	Alumbrera
Production cost	32.9%	27.5%	52.2%	9.8%
Additionally, in response to the recent decline in metal prices, the Company has deferred certain capital expenditures at its mines and projects, including deferrals of certain expenditures at Cerro Negro, Éléonore and Cochenour which could potentially impact the Company’s five-year production profile and estimated recoverable values for those projects.
Argentina’s current inflationary and foreign exchange environment also continues to be evaluated. A key assumption in Cerro Negro’s current LOM after-tax cash flow projections is that total operating costs increased by inflation would be offset by a devaluation of the Argentine peso following production start-up. Should this assumption regarding the future macroeconomic situation in Argentina change, and sustained inflation continues, without a commensurate change in the foreign exchange rate, the estimated recoverable amount of Cerro Negro could be adversely impacted.

8.	INVESTMENTS IN ASSOCIATES
At September 30, 2013, the Company had a 37.5% interest in Alumbrera (b)(g) (note 3), a 40.0% interest in Pueblo Viejo (a)(b)(c)(e) , a 26.9% interest in Primero (b)(d)(h) and a 39.8% interest in Tahoe (b)(d). These investments are accounted for using the equity method and the Company adjusts each associate’s financial results, where appropriate, to give effect to uniform accounting policies. Summarized financial information for Alumbrera, Pueblo Viejo, Primero, and Tahoe on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies, is as follows:

GOLDCORP    |  16

Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

	Alumbrera	Pueblo Viejo (a)	Other	Total
	Three months ended September 30, 2013
Revenues	$317	$280	$54	$651
Production costs	(178)	(123)	(23)	(324)
Depreciation and depletion	(73)	(40)	(9)	(122)
Earnings from mine operations	$66	$117	$22	$205
Net earnings (losses) of associates	$32	$(419)	$1	$(386)
The Company’s equity share of net earnings (losses) of associates	$12	$(168)	$1	$(155)

	Three months ended September 30, 2012
Revenues	$684	$—	$85	$769
Production costs	(343)	—	(34)	(377)
Depreciation and depletion	(67)	—	(14)	(81)
Earnings from mine operations	$274	$—	$37	$311
Net earnings of associates	$187	$1	$62	$250
The Company’s share of net earnings of associates	$69	$—	$22	$91
Impairment reversal of investment in associate	—	—	80	80
The Company’s equity share of net earnings of associates	$69	$—	$102	$171

	Alumbrera	Pueblo Viejo (a)	Other	Total
	Nine months ended September 30, 2013
Revenues	$782	$819	$153	$1,754
Production costs	(494)	(313)	$(65)	$(872)
Depreciation and depletion	(157)	(93)	(28)	(278)
Earnings from mine operations	$131	$413	$60	$604
Net earnings (losses) of associates	$37	$(282)	$—	$(245)
The Company’s equity share of net earnings (losses) of associates	$14	$(113)	$(2)	$(101)

	Nine months ended September 30, 2012
Revenues	$1,137	$—	$139	$1,276
Production costs	(580)	—	(56)	(636)
Depreciation and depletion	(139)	—	(26)	(165)
Earnings from mine operations	$418	$—	$57	$475
Net earnings of associates	$280	$3	$20	$303
The Company’s share of net earnings of associates	$105	$1	$5	$111
Impairment reversal of investment in associate	—	—	57	57
The Company’s equity share of net earnings of associates	$105	$1	$62	$168

GOLDCORP    |  17

Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

As at September 30, 2013
	Alumbrera	Pueblo Viejo
Current assets	$650	$589
Non-current assets	1,406	$7,051
	2,056	$7,640
Current liabilities	168	$1,042
Non-current liabilities	504	$2,948
	672	$3,990
Net assets	$1,384	$3,650
The Company’s equity share of net assets of associates	$519	$1,460

As at December 31, 2012
	Alumbrera	Pueblo Viejo (e)
Current assets	$887	$259
Non-current assets	1,268	6,977
	2,155	7,236
Current liabilities	286	287
Non-current liabilities	336	3,085
	622	3,372
Net assets	$1,533	$3,864
The Company’s equity share of net assets of associates	$575	$1,546

As at January 1, 2012
	Alumbrera	Pueblo Viejo
Current assets	$370	$116
Non-current assets	1,315	4,721
	1,685	4,837
Current liabilities	241	213
Non-current liabilities	367	1,995
	608	2,208
Net assets	$1,077	$2,629
The Company’s equity share of net assets of associates	$404	$1,052
The Company’s equity share of cash flows of Alumbrera, Pueblo Viejo, Primero and Tahoe are as follows:

	Alumbrera	Pueblo Viejo	Other	Total
	Three months ended September 30, 2013
Net cash provided by operating activities	$51	$39	$2	$92
Net cash used in investing activities (f)	$(20)	$(7)	$(27)	$(54)
Net cash (used in) provided by financing activities	$(27)	$17	$1	$(9)

	Three months ended September 30, 2012
Net cash provided by (used in) operating activities	$1	$(4)	$2	$(1)
Net cash used in investing activities (f)	$(6)	$(127)	$(13)	$(146)
Net cash provided by (used in) financing activities	$—	$131	$(1)	$130

GOLDCORP    |  18

Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

	Alumbrera	Pueblo Viejo	Other	Total
	Nine months ended September 30, 2013
Net cash provided by (used in) operating activities	$91	$108	$(8)	$191
Net cash used in investing activities (f)	$(160)	$(86)	$(64)	$(310)
Net cash (used in) provided by financing activities	$(71)	$46	$11	$(14)

	Nine months ended September 30, 2012
Net cash provided by (used in) operating activities	$28	$(33)	$11	$6
Net cash used in investing activities (f)	$(14)	$(332)	$(36)	$(382)
Net cash provided by (used in) financing activities	$—	$378	$(3)	$375

	Alumbrera	Pueblo Viejo	Other	Total
Opening net assets of the Company’s investments in associates at January 1, 2013	$575	$1,546	$542	$2,663
Expenditures and investments, net of distributions (note 6)	—	29	—	29
Dividends from associate (g)	(71)	—	—	(71)
Company’s share of net earnings (losses) of associates	14	(113)	(2)	(101)
Other	1	(2)	—	(1)
Carrying value of the Company's investment in associates at September 30, 2013	$519	$1,460	$540	$2,519

	Alumbrera	Pueblo Viejo	Other	Total
Opening net assets of the Company’s investments in associates at January 1, 2012	$404	$1,052	$484	$1,940
Expenditures and investments, net of distributions (note 6)	8	506	—	514
Ownership interest in associates acquired in the year (note 6(e))	—	—	30	30
Partial disposition of investment in associate (note 6(e))	—	—	(31)	(31)
Impairment expense reversal of investment in associate (note 6(d))	—	—	65	65
Company’s share of net earnings (losses) of associates (e)	163	(12)	(6)	145
Carrying value of the Company’s investment in associates at December 31, 2012	$575	$1,546	$542	$2,663

(a)
Pueblo Viejo, following approval by the Dominican Republic National Congress earlier on September 25, 2013, announced that President Leonel Fernandez has ratified the amendments to the Special Lease Agreement ("SLA") for the Pueblo Viejo mine. The amendments to the SLA were substantively enacted and set out revised fiscal terms and clarify various administrative and operational matters.

These amendments included the following items: elimination of a 10% return embedded in the initial capital investment for purposes of the net profits tax ("NPI"); an extension of the period over which Pueblo Viejo will recover its capital investment; a delay of application of NPI deductions; a reduction of the depreciation rates; and the establishment of a graduated minimum tax.The graduated tax will be adjusted up or down based on metal prices.  The agreement also includes the following broad parameters consistent with the SLA: corporate income tax rate of 25%; net smelter royalty of 3.2%; and a NPI of 28.75%.
Management’s best estimate of the tax impact of the amendment is a charge to equity earnings of $187 million, comprised of current and deferred tax. The Company will be finalizing its determination of the tax effects of the amendments to the SLA in the fourth quarter of 2013 and any adjustments of the estimate will be recorded at that time.

(b)
At September 30, 2013, the Company’s share of associates’ commitments was $26 million (December 31, 2012 – $92 million; January 1, 2012 – $331 million). These commitments are included in the Company’s consolidated commitments.

GOLDCORP    |  19

Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

(c)	On January 8, 2013, the Company announced commercial production at the Pueblo Viejo mine.

(d)
The quoted market values of the Company’s investments in Primero and Tahoe at September 30, 2013 were $170 million and $1.046 billion, respectively, based on the closing share prices. At September 30, 2013, the carrying values of these investments were $205 million and $335 million, respectively.

Due to the quoted market value of Primero being lower than its carrying value, the Company performed an assessment on the recoverable value of Primero against the carrying value of the investment. The Company concluded that no impairment provision is to be recorded at this time as the value-in-use exceeded the carrying value of the investment as of September 30, 2013.
(e) During the year ended December 31, 2012, Pueblo Viejo recognized an impairment expense of $35 million, net of tax (Goldcorp’s share – $14 million), in respect of certain power assets.

(f)	Net cash used in investing activities represents expenditures on mining interests.

(g)
During the three and nine months ended September 30, 2013, the Company received dividends of $27 million and $71 million, respectively (three and nine months ended September 30, 2012 – $nil) from Alumbrera.

(h)
On May 22, 2013, Primero completed the acquisition of 100% of the issued and outstanding shares of Cerro Resources NL (“Cerro”). Cerro holds a 69% interest in the feasibility stage Cerro del Gallo project in Mexico. The remaining 31% of the Cerro del Gallo project is held by the Company.

9.	SEGMENTED INFORMATION
Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

	Revenues (c)(d)		Depreciation and depletion		Earnings (loss) from operations and associates (d)(f)(g)		Expenditures on mining interests (e)
	Three Months Ended September 30
	2013	2012	2013	2012	2013	2012	2013	2012
Red Lake (a)	$148	$207	$26	$21	$49	$110	$55	$68
Porcupine	98	87	13	11	40	24	21	29
Musselwhite	75	107	12	12	19	47	19	33
Éléonore	—	—	—	—	—	—	161	120
Peñasquito (a) (note 7)	315	519	41	65	55	245	56	48
Los Filos	98	131	13	14	37	71	13	16
El Sauzal	30	28	9	8	2	6	—	2
Marlin	107	130	37	26	18	52	15	20
Cerro Blanco (note 7)	—	—	—	—	—	—	—	13
Alumbrera (j) (note 3)	119	256	28	25	25	103	20	16
Cerro Negro	—	—	—	—	—	—	136	85
Marigold	34	38	5	3	6	14	13	13
Wharf	24	35	1	1	5	20	4	1
El Morro	—	—	—	—	—	—	13	16
Pueblo Viejo (j)	112	—	16	—	46	—	9	92
Other (b)	—	—	6	2	(71)	38	10	7
Attributable segment total (i)	$1,160	$1,538	$207	$188	$231	$730	$545	$579
Alumbrera (i)(j)	(119)	(256)	(28)	(25)	(13)	(34)	(20)	(7)
Pueblo Viejo (i)(j) (note 8(a))	(112)	—	(16)	—	(214)	—	(9)	40
Consolidated segment total	$929	$1,282	$163	$163	$4	$696	$516	$612

GOLDCORP    |  20

Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

	Revenues (c)(d)		Depreciation and depletion		(Loss) earnings from operations and associates (d)(f)(g)		Expenditures on mining interests (e)
	Nine Months Ended September 30
	2013	2012	2013	2012	2013	2012	2013	2012
Red Lake (a)	$533	$560	$78	$56	$249	$304	$177	$201
Porcupine	300	311	41	38	103	116	70	78
Musselwhite	254	294	36	33	72	110	61	77
Éléonore	—	—	—	—	—	—	420	296
Peñasquito (a) (note 7)	800	1,275	121	163	(2,376)	544	165	191
Los Filos	344	408	45	39	149	233	99	60
El Sauzal	86	99	24	26	6	32	1	8
Marlin	336	415	103	72	76	196	50	66
Cerro Blanco (note 7)	—	—	—	—	(131)	—	6	39
Alumbrera (j) (note 3)	293	426	59	52	49	157	61	23
Cerro Negro (h)	—	—	—	—	—	—	380	235
Marigold	116	112	15	10	30	49	55	33
Wharf	64	100	3	3	21	55	10	5
El Morro	—	—	—	—	—	—	41	80
Pueblo Viejo (j)	328	—	37	—	162	—	88	315
Other (b)	—	—	12	8	(207)	(145)	23	32
Attributable segment total (i)	$3,454	$4,000	$574	$500	$(1,797)	$1,651	$1,707	$1,739
Alumbrera (i)(j)	(293)	(426)	(59)	(52)	(35)	(52)	(61)	(14)
Pueblo Viejo (i)(j) (note 8(a))	(328)	—	(37)	—	(275)	2	(59)	73
Consolidated segment total	$2,833	$3,574	$478	$448	$(2,107)	$1,601	$1,587	$1,798

GOLDCORP    |  21

Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

	Total Assets
	At September 30 2013	At December 31 2012	At January 1 2012
Red Lake (a)	$3,683	$3,477	$3,039
Porcupine	640	552	483
Musselwhite	615	550	488
Éléonore	2,279	1,808	1,269
Peñasquito (a) (note 7)	9,270	11,790	11,363
Los Filos	1,453	1,223	1,226
El Sauzal	76	140	222
Marlin	847	872	1,159
Cerro Blanco (note 7)	51	180	133
Alumbrera (note 3)	519	575	404
Cerro Negro (h)	5,845	5,312	4,732
Marigold	383	356	324
Wharf	77	83	105
El Morro	1,454	1,395	1,292
Pueblo Viejo	1,460	1,546	1,052
Other (b)	1,281	1,120	1,855
Total	$29,933	$30,979	$29,146

	Total Liabilities
	At September 30 2013	At December 31 2012	At January 1 2012
Red Lake (a)	$102	$124	$95
Porcupine	246	259	173
Musselwhite	76	93	81
Éléonore	533	492	392
Peñasquito (a)	2,357	3,011	2,947
Los Filos	131	116	103
El Sauzal	69	60	60
Marlin	108	115	97
Cerro Blanco	1	3	5
Alumbrera (note 3)	—	—	—
Cerro Negro (h)	1,537	1,362	1,203
Marigold	70	71	71
Wharf	37	39	51
El Morro	447	468	448
Pueblo Viejo	—	—	—
Other (b)	3,260	1,837	1,935
Total	$8,974	$8,050	$7,661

GOLDCORP    |  22

Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

(a)	The Company’s 100% interests in the Cochenour gold project in Canada and Camino Rojo gold project in Mexico are included in the Red Lake and Peñasquito reportable operating segments, respectively.

(b)
Other includes corporate activities, the Company’s investments in and results of Primero and Tahoe, certain exploration properties in Mexico and corporate assets which have not been allocated to the above segments. Total corporate assets and liabilities at September 30, 2013 were $655 million and $3,260 million, respectively (December 31, 2012 – $492 million and $1,837 million, respectively; January 1, 2012 – $1,285 million and $1,935 million, respectively). At September 30, 2013, exploration properties in Mexico had total assets and total liabilities with carrying values of $86 million and $nil, respectively (December 31, 2012 – $86 million and $nil, respectively; January 1, 2012 – $86 million and $nil, respectively).

(c)
The Company’s principal product is gold doré with the refined gold bullion sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party refineries.

The Company’s consolidated revenues (excluding attributable share of revenues from associates) for the three and nine months ended September 30 are as follows:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2013	2012	2013	2012
Gold	$719	$944	$2,258	$2,664
Silver	139	239	388	639
Copper	2	2	7	2
Zinc	43	70	116	186
Lead	26	27	64	83
	$929	$1,282	$2,833	$3,574
All reportable operating segments (including attributable share of revenues from associates) principally derived their revenue from gold sales other than segments identified in the following tables:

	Three Months Ended September 30
		Peñasquito	Marlin	Alumbrera	Pueblo Viejo
Gold	2013	$145	$69	$44	$108
	2012	$232	$82	$95	$—
Silver	2013	99	38	2	4
	2012	188	48	7	—
Lead	2013	26	—	—	—
	2012	27	—	—	—
Zinc	2013	43	—	—	—
	2012	70	—	—	—
Copper	2013	2	—	69	—
	2012	2	—	152	—
Molybdenum	2013	—	—	4	—
	2012	—	—	2	—
Total – Goldcorp’s share	2013	$315	$107	$119	$112
	2012	$519	$130	$256	$—

GOLDCORP    |  23

Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

	Nine Months Ended September 30
		Peñasquito	Marlin	Alumbrera	Pueblo Viejo
Gold	2013	$352	$216	$110	$315
	2012	$526	$266	$154	$—
Silver	2013	261	120	8	13
	2012	478	149	11	—
Lead	2013	64	—	—	—
	2012	83	—	—	—
Zinc	2013	116	—	—	—
	2012	186	—	—	—
Copper	2013	7	—	167	—
	2012	2	—	254	—
Molybdenum	2013	—	—	8	—
	2012	—	—	7	—
Total – Goldcorp’s share	2013	$800	$336	$293	$328
	2012	$1,275	$415	$426	$—

(d)
Intersegment sales and transfers are eliminated in the above information reported to the Company’s chief operating decision maker. For the three and nine months ended September 30, 2013, intersegment purchases include ounces purchased from Pueblo Viejo of $114 million and $328 million, respectively (three and nine months ended September 30, 2012 – $nil). For the three and nine months ended September 30, 2013, revenue related to the sale of these ounces to external third parties were $113 million and $328 million, respectively (three and nine months ended September 30, 2012 – $nil).

(e)
Segmented expenditures on mining interests include capitalized borrowing costs, are net of investment tax credits, and exclude additions to reclamation assets arising from changes in estimates, and are presented on an accrual basis. Expenditures on mining interests and interest paid in the Condensed Interim Consolidated Statements of Cash Flows are presented on a cash basis. For the three and nine months ended September 30, 2013, the change in accrued expenditures and investment tax credits was an increase of $5 million and $72 million, respectively (three and nine months ended September 30, 2012 – an increase of $44 million and $98 million, respectively).

(f)
The $9 million of net expenses and $24 million of net earnings for the three and nine months ended September 30, 2013, respectively (three and nine months ended September 30, 2012 – net expenses of $102 million and of $50 million, respectively), which reconciles the Company’s earnings of $4 million and loss of $2,107 million from operations and associates, respectively (three and nine months ended September 30, 2012 – earnings of $696 million and $1,601 million, respectively), to the Company’s loss of $5 million and $2,083 million before taxes, respectively (three and nine months ended September 30, 2012 – earnings of $594 million and $1,551 million, respectively), mainly arose from corporate activities and would be primarily allocated to the Other reportable operating segment.

(g)
The attributable segment total of earnings (loss) from operations and associates eliminates certain non-operating expenses/(income), which includes corporate administration expense, finance costs and income taxes and are included in Alumbrera and Pueblo Viejo’s net equity earnings on a consolidated basis.

(h)
In respect of government regulations, the Company became subject to import restrictions enacted in Argentina relating to equipment, materials and services required for the construction of the Cerro Negro project. In addition, new import substitution requirements were announced in May 2012 requiring the Company to submit its import programs for review 120 days in advance. These new regulations have subjected the Company to delays in the project schedule.

(i)
The Company includes certain Alumbrera and Pueblo Viejo operating results on a proportionate basis instead of on an equity basis in its attributable segment totals as part of its segmented information disclosure as these operating results are reported to the Company’s chief operating decision maker on the same basis.

(j)	The net total of expenditures on mining interests for Alumbrera and Pueblo Viejo represent expenditures on mining interests on a proportionate basis instead of on an equity basis.

GOLDCORP    |  24

Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

10.	DEBT FINANCING

	At September 30 2013	At December 31 2012	At January 1 2012
$1.5 billion notes (a)(c)	$1,481	$—	$—
$863 million convertible senior notes (b)(c)	819	783	737
	$2,300	$783	$737
Less: current portion of long-term debt (b)	$(819)	$—	$—
	$1,481	$783	$737

(a)
On March 20, 2013, the Company issued two tranches of notes totalling $1.5 billion, consisting of $500 million of 5-year notes (“5-year Notes”) with a coupon rate of 2.125% and $1.0 billion of 10-year notes (“10-year Notes”) with a coupon rate of 3.70% (collectively, the “Notes” or the “Company’s Notes”) which mature on March 15, 2018 and March 15, 2023, respectively. The Notes are unsecured and interest is payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2013. The Company received total proceeds of $1.48 billion, net of transaction costs. Holders of the Notes may redeem their holding at any time during the three months prior to maturity. The 5-year Notes and the 10-year Notes will be accreted to face value over the term of the Notes using an annual effective interest rate of 2.37% and 3.84%, respectively.

(b)
On June 5, 2009, the Company issued convertible senior notes (the “Convertible Notes”) with an aggregate principal amount of $863 million. The Convertible Notes are unsecured and bear interest at an annual rate of 2.0% payable semi-annually in arrears on February 1 and August 1 of each year, beginning on February 1, 2010, and mature on August 1, 2014.

Holders of the Convertible Notes may convert the Convertible Notes at their option at any time during the period from May 1, 2014 to the maturity date and at any time during the period from June 5, 2009 to May 1, 2014, subject to certain market and other conditions. The Convertible Notes are convertible into the Company’s common shares at a conversion rate of 20.8407 common shares for every $1,000 principal amount of the Convertible Notes, subject to adjustment in certain events. Subject to satisfaction of certain conditions, the Company may, upon conversion by the holder, elect to settle in cash or a combination of cash and common shares. The Convertible Notes are non-redeemable, except upon occurrence of certain changes in Canadian withholding tax laws or a fundamental change.
The option to settle in cash upon conversion results in the conversion feature of the Convertible Notes being accounted for as an embedded derivative which must be separately accounted for at fair value upon initial recognition. Subsequently, the conversion feature is measured at fair value at each reporting date and the movement reported in net earnings (notes 12(a) & 12(c)(ii)). The carrying amount of the debt component upon initial recognition was calculated as the difference between the proceeds received for the Convertible Notes and the fair value of the conversion feature, and is accreted to the face value of the Convertible Notes over the term of the Convertible Notes using an annual effective interest rate of 8.57%.

(c)
Of the $30 million and $76 million of interest incurred, including accretion expense, on the Company’s Notes and the Convertible Notes for the three and nine months ended September 30, 2013 (three and nine months ended September 30, 2012 – $17 million and $47 million, respectively), $22 million and $56 million has been capitalized as part of the costs of qualifying mining properties, respectively (three and nine months ended September 30, 2012 – $17 million and $47 million, respectively) (note 6(b)). Interest incurred, including accretion expense, that has not been capitalized is included in finance costs in the Condensed Interim Consolidated Statements of Earnings (Loss).

GOLDCORP    |  25

Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

11.	INCOME TAXES

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2013	2012	2013	2012
Current income tax (recovery) expense	$(39)	$113	$77	$401
Deferred income tax expense (recovery)	29	(17)	(540)	(95)
Income tax (recovery) expense	$(10)	$96	$(463)	$306
Income tax (recovery) expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to (loss) earnings before taxes. These differences result from the following items:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2013	2012	2013	2012
(Loss) earnings before taxes	$(5)	$594	$(2,083)	$1,551
Canadian federal and provincial income tax rates	25%	25%	25%	25%
Income tax (recovery) expense based on Canadian federal and provincial income tax rates	(1)	149	(521)	388
Increase (decrease) attributable to:
Impact of foreign exchange on deferred income tax assets and liabilities (note 12(d)(iii))	9	(52)	66	(54)
Other impacts of foreign exchange (note 12(d)(iii))	(7)	3	(12)	5
Non-deductible expenditures	5	6	15	20
Effects of different foreign statutory tax rates on earnings of subsidiaries	(19)	15	(24)	26
Non-(taxable)/deductible mark-to-market (gains)/losses on Convertible Notes (note 12(a))	(2)	22	(13)	(3)
Non-deductible (taxable) portion of net loss (earnings) from equity investments	39	(23)	25	(28)
Impact of Mexican inflation on tax values	(5)	(9)	(12)	(13)
Impact of impairment on mining interests (note 7)	—	—	(32)	—
Non-deductible impairment charges to goodwill (note 7)	—	—	71	—
Other	(29)	(15)	(26)	(35)
	$(10)	$96	$(463)	$306
On October 18, 2013, the Mexican lower house passed a bill proposing tax increases that would, if enacted, increase the effective tax rate applicable to Goldcorp’s Mexican operations. The bill proposes to maintain the corporate income tax rate at 30%, a 10% withholding taxes on dividends paid to non-resident shareholders (subject to any reduction by the Income Tax Treaty) and a new environmental erosion fee equal to 0.5% of gross revenues from the sale of gold, silver and platinum, which is tax deductible in Mexico. In addition, the proposal requires taxpayers with mining concessions to pay a new 7.5% Mining Royalty that will be tax deductible for income tax purposes. The Mining Royalty will be applicable to earnings before income tax, depreciation, depletion, amortization and interest. Exploration costs are to be deductible on an incurred basis.
The bill is currently before the Mexican Senate. If passed by the Senate and published in the official gazette this month, the law will be effective January 1, 2014.

GOLDCORP    |  26

Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

GOLDCORP    |  27

Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

12.	FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”)
The Company’s financial assets and liabilities classified as at FVTPL (note 12(c)(ii)) are as follows:

	At September 30 2013	At December 31 2012	At January 1 2012
Current derivative assets (1)
Foreign currency, heating oil, copper, lead, zinc and silver contracts	$56	$42	$20
Investments in warrants	—	—	1
	$56	$42	$21
Non-current derivative assets (1)
Foreign currency contracts	$4	$—	$—
	$4	$—	$—
Current derivative liabilities
Foreign currency, heating oil, copper, lead, zinc and silver contracts	$(52)	$(30)	$(28)
Non-financial contract to sell silver to Silver Wheaton (i)	(22)	(38)	(37)
Conversion feature of Convertible Notes (notes 10 & 12(c)(ii))	(6)	—	—
	$(80)	$(68)	$(65)
Non-current derivative liabilities
Foreign currency contracts	$(4)	$—	$—
Non-financial contract to sell silver to Silver Wheaton (i)	—	(22)	(53)
Conversion feature of Convertible Notes (notes 10 & 12(c)(ii))	—	(57)	(184)
	$(4)	$(79)	$(237)

(1)	Included in other current and non-current assets on the Condensed Interim Consolidated Balance Sheets.
In addition, accounts receivable arising from sales of metal concentrates have been designated and classified as at FVTPL (note 12(c)(ii)) by the Company as follows:

	At September 30 2013	At December 31 2012	At January 1 2012
Arising from sales of metal concentrates – classified as at FVTPL	$186	$298	$249
Not arising from sales of metal concentrates – classified as loans and receivables	214	269	154
Accounts receivable	$400	$567	$403

GOLDCORP    |  28

Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

The net gains (losses) on derivatives for the three and nine months ended September 30 were comprised of the following:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2013	2012	2013	2012
Realized gains (losses)
Foreign currency, heating oil, copper, lead, zinc and silver contracts	$5	$7	$21	$16
Non-financial contract to sell silver to Silver Wheaton (i)	(1)	(5)	(8)	(14)
	4	2	13	2
Unrealized gains (losses)
Foreign currency, heating oil, copper, lead, zinc and silver contracts	2	6	(8)	20
Investments in warrants	—	—	—	(1)
Non-financial contract to sell silver to Silver Wheaton (i)	(3)	(15)	23	(6)
Conversion feature of Convertible Notes	5	(86)	51	14
	4	(95)	66	27
	$8	$(93)	$79	$29

(i)	Non-financial contract to sell silver to Silver Wheaton Corporation (“Silver Wheaton”)
At September 30, 2013, management estimates that the fair value of the Company’s commitment to deliver 1.5 million ounces of silver to Silver Wheaton during each of the four contract years ending August 5, 2014 at a fixed price per ounce is $22 million (December 31, 2012 – $60 million; January 1, 2012 – $90 million). The fair value was estimated as the difference between the forward market prices of silver for the remainder of the four contract years ending August 5, 2014, ranging from $21.74 to $21.80 per ounce (December 31, 2012 – $30.24 to $30.42 per ounce; January 1, 2012 – $28.04 to $29.55 per ounce) and the fixed price of $4.04 per ounce, receivable from Silver Wheaton, subject to an annual adjustment for inflation, multiplied by the remaining ounces to be delivered, and discounted using the Company’s after-tax weighted average cost of capital. The remaining total ounces to be delivered by the Company as at September 30, 2013 were 1.3 million ounces (December 31, 2012 – 2.4 million ounces; January 1, 2012 – 3.9 million ounces).

(b)	Financial assets designated as available-for-sale
The Company’s investments in marketable securities (included in other current assets) and investment in securities (included in non-current assets) are designated as available-for-sale. The unrealized losses on available-for-sale investments recognized in other comprehensive income (loss) (“OCI”) for the three and nine months ended September 30 were as follows:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2013	2012	2013	2012
Mark-to-market gains (losses) on available-for-sale securities	$16	$22	$(59)	$(52)
Deferred income tax (expense) recovery in OCI	(2)	(3)	7	5
Unrealized gains (losses) on securities, net of tax	14	19	(52)	(47)
Reclassification adjustment for impairment losses included in net earnings (loss), net of tax of $2 million (2012 – $7 million)	2	6	15	61
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net earnings (loss), net of tax expense of $1 million (2012 – $nil)	—	(1)	(1)	(1)
	$16	$24	$(38)	$13

GOLDCORP    |  29

Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

(c) Fair value information

(i)	Fair value measurements of financial assets and liabilities recognized on the Condensed Interim Consolidated Balance Sheets
The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:
Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data.
At September 30, 2013, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Condensed Interim Consolidated Balance Sheets at fair value on a recurring basis are categorized as follows:

	September 30, 2013		December 31, 2012		January 1, 2012
	Level 1	Level 2	Level 1	Level 2	Level 1	Level 2
Cash and cash equivalents (note 15)	$972	$—	$757	$—	$1,458	$—
Marketable securities (1)	2	—	12	—	15	—
Accounts receivable arising from sales of metal concentrates (note 12(a))	—	186	—	298	—	249
Investments in warrants	—	—	—	—	1	—
Investments in equity securities	108	—	162	—	207	—
Current derivative assets (note 12(a))	—	56	—	42	—	21
Non-current derivative assets (note 12(a))	—	4	—	—	—	—
Current derivative liabilities (note 12(a))	—	(80)	—	(68)	—	(65)
Non-current derivative liabilities (note 12(a))	—	(4)	—	(79)	—	(237)
(1)Included in other current assets on the Condensed Interim Consolidated Balance Sheets.
At September 30, 2013, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.
The Company’s policy for determining when a transfer occurs between levels in the fair value hierarchy is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. There were no transfers between Level 1 and Level 2 during the three and nine months ended September 30, 2013.
At September 30, 2013, there were no financial assets or liabilities measured and recognized on the Condensed Interim Consolidated Balance Sheets at fair value that would be categorized as Level 3 in the fair value hierarchy (December 31, 2012 – $nil; January 1, 2012 – $nil). However, at June 30, 2013, mining properties and goodwill related to certain CGUs were written down to their recoverable amounts. Certain assumptions used in the calculation of these recoverable amounts are categorized as Level 3 in the fair value hierarchy (note 7).

(ii)	Valuation methodologies for Level 2 financial assets and liabilities
Accounts receivable arising from sales of metal concentrates:
The Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s accounts receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market.
Current derivative assets and liabilities:
The Company’s current derivative assets and liabilities are comprised of commodity and currency forward and option contracts and the current portion of the Company’s non-financial contract to sell silver to Silver Wheaton. The fair values of the forward contracts are calculated using discounted contractual cash flows based on quoted forward curves and discount rates incorporating LIBOR and the applicable yield curve. The fair values of the option contracts are priced using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates and option adjusted credit spreads.

GOLDCORP    |  30

Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

Non-financial contract to sell silver to Silver Wheaton:
The fair value of ounces to be delivered is calculated using quoted silver forward prices over the contractual term less the fixed price of $4.04 per ounce, subject to an annual adjustment for inflation, and discounted using the Company’s after-tax weighted average cost of capital (note 12(a)(i)).
Conversion feature of Convertible Notes:
The fair value of the conversion feature is calculated using an option pricing model. The model utilizes a discounted cash flow analysis using a discount rate with an option adjusted credit spread, and the closing price of the Company’s Convertible Notes at the balance sheet date, which are traded in an active market (notes 10 & 12(a)).

(iii)	Fair values of financial assets and liabilities not already measured and recognized at fair value on the Condensed Interim Consolidated Balance Sheets
At September 30, 2013, the carrying amounts of money market investments, accounts receivable not arising from sales of metal concentrates, and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.
$1.5 billion Notes:
The initial recognition amount of the Company’s Notes has been accreted from March 20, 2013 to September 30, 2013 based on an annual effective interest rate of 2.37% and 3.84% for the 5-year Notes and 10-year Notes, respectively (note 10). At September 30, 2013, the fair value of the Notes calculated using the closing price of the Notes is $1.401 billion compared to its carrying amount of $1.483 billion, which includes $1.481 billion of accreted principal and $2 million of accrued interest payable included in accounts payable and accrued liabilities.
Convertible Notes:
The initial recognition amount of the liability component of the Company’s Convertible Notes has been accreted from June 5, 2009 to September 30, 2013 based on an annual effective interest rate of 8.57% (note 10). At September 30, 2013, the fair value of the liability component of the Company’s Convertible Notes calculated using the closing price of the Convertible Notes at September 30, 2013, and bifurcating the fair value of the conversion option, was $864 million compared to a carrying amount of $822 million, which includes $819 million of accreted principal balance included in long-term debt and $3 million of accrued interest payable included in accounts payable and accrued liabilities.
Primero 5-year Promissory Note:
The Primero 5-year Promissory Note has been accreted from August 6, 2010 to September 30, 2013, based on an annual effective interest rate of 5.50%. Management estimates the market interest rate on similar borrowings has decreased to approximately 5.40% per annum as at September 30, 2013. Based on the estimated market interest rate on similar borrowings, the fair value of the Primero 5-year Promissory Note is $33 million compared to its carrying amount of $35 million, which includes $33 million of accreted principal and $2 million of accrued interest receivable included in other current assets.
The fair value of financial assets and liabilities not already measured and recognized at fair values are measured using Level 2 inputs in the fair value hierarchy.

(d)	Financial instruments and related risks
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

GOLDCORP    |  31

Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures:

(i)	Credit risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. There has been no change in the Company’s objectives and policies for managing this risk during the three and nine months ended September 30, 2013.

(ii)	Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. There has been no significant change in the Company’s objectives and policies for managing this risk during the three and nine months ended September 30, 2013. However, in light of the recent decline in metal prices, access to capital markets has become more constrained with a potential to increase the cost of any future borrowings.
During the three and nine months ended September 30, 2013, the Company generated operating cash flows of $274 million and $648 million, respectively (three and nine months ended September 30, 2012 – $433 million and $1,282 million, respectively). At September 30, 2013, Goldcorp held cash and cash equivalents of $972 million (December 31, 2012 – $757 million; January 1, 2012 – $1,458 million) and working capital of $688 million (December 31, 2012 – $1,127 million; January 1, 2012 – $2,130 million) which the Company defines as current assets less current liabilities. The Company also held $17 million of deposits with terms greater than 90 days at September 30, 2013 (December 31, 2012 – nil; January 1, 2012 – $272 million).
On March 20, 2013, the Company issued two tranches of notes totalling $1.5 billion, consisting of $500 million of 5-year Notes with a coupon rate of 2.125% and $1.0 billion of 10-year Notes with a coupon rate of 3.70% (note 10). The Notes are unsecured and interest is payable semi-annually in arrears on March 15 and September 15 of each year, which began on September 15, 2013. The Company received proceeds of $1.48 billion, net of transaction costs. Holders of the Notes may redeem their holding at any time during the three months prior to maturity.
During the three months ended March 31, 2013, the Company’s Cerro Negro project in Argentina entered into a 1-year $131 million credit facility agreement with Alumbrera. The principal drawn bears interest at 2% per annum. At September 30, 2013, Cerro Negro had drawn $131 million against the facility which has been recorded in other current liabilities in the Condensed Interim Consolidated Balance Sheets.
On December 18, 2012, the Company entered into a 1-year 469 million Argentine peso ($100 million) credit facility with a third party in Argentina. This credit facility is used to fund construction at the Company’s Cerro Negro project. The facility bears interest at Badlar, the average interest rate paid on short-term deposits over 1 million Argentine pesos, plus a floating margin based on 75% of the differential between the general lending rate and the deposit rate set by the Standard Bank Argentina S.A. At September 30, 2013, the Company had drawn 220 million Argentine peso ($38 million) against the credit facility (December 31, 2012 – 220 million Argentine peso ($45 million); January 1, 2012 – $nil) which has been recorded in other current liabilities in the Condensed Interim Consolidated Balance Sheets.
At September 30, 2013, the Company had an undrawn $2 billion revolving credit facility available.
In April 2010, Barrick Gold Corporation (“Barrick”), the project operator, and Goldcorp finalized the terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo (Goldcorp’s share – $414 million). The lending syndicate is comprised of international financial institutions including two export credit agencies and a syndicate of commercial banks. The financing amount is divided into three tranches consisting of $375 million, $400 million and $260 million with terms of fifteen years, fifteen years and twelve years, respectively. The $375 million tranche bears a fixed coupon rate of 4.02% for the entire fifteen years. The $400 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 5.10% (inclusive of a political risk insurance premium) for years thirteen to fifteen. The $260 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 4.85% (inclusive of political risk insurance premium) for years eleven and twelve. Barrick and Goldcorp have each provided a guarantee for their proportionate share of the loan. The guarantees will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to a carve-out for certain political risk events. At June 30, 2013, there was a total of $940 million drawn against the credit facility (Goldcorp’s share – $376 million). Subsequently, in July 2013, the remaining balance of $95 million was drawn against the credit facility (Goldcorp’s share – $38 million) for total outstanding balance of $1.035 billion (Goldcorp’s share – $414 million).
At September 30, 2013, the Company had letters of credit outstanding and secured deposits in the amount of $431 million (December 31, 2012 – $427 million; January 1, 2012 – $308 million).

GOLDCORP    |  32

Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

In the opinion of management, the working capital at September 30, 2013, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. At September 30, 2013, the Company’s capital and operating commitments over the next twelve months, including its share of commitments of its associates, amounted to $748 million (December 31, 2012 – $755 million; January 1, 2012 – $768 million). The Company’s total planned capital expenditures for 2013 are $2.6 billion, 40% of which relate to operations and the remaining 60% to projects (Cerro Negro, Éléonore, Cochenour, El Morro and Camino Rojo).
For the periods beyond 2013, the Company’s cash flows from operations and available funding under the Company’s loan and credit facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake, Pueblo Viejo and Cerro Negro.

(iii)	Market risk
Currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. There has been no change in the Company’s objectives and policies for managing this risk during the three and nine months ended September 30, 2013.
The Company is exposed to currency risk through financial assets and liabilities, and deferred income tax assets and liabilities denominated in currencies other than US dollars (“the foreign currencies”).
During the three and nine months ended September 30, 2013, the Company recognized a net foreign exchange loss of $14 million and $37 million respectively (three and nine months ended September 30, 2012 – net loss of $3 million and net loss of $4 million, respectively). Based on the Company’s net exposures (other than those relating to taxes) at September 30, 2013, a 10% depreciation or appreciation of the foreign currencies against the US dollar would have resulted in an approximate $6 million increase or decrease in the Company’s after-tax net earnings, respectively.
During the three and nine months ended September 30, 2013, the Company recognized a net foreign exchange loss of $11 million and $69 million in income tax expense on income taxes receivable/(payable) and deferred taxes, respectively (three and nine months ended September 30, 2012 – net gain of $51 million and $48 million, respectively). Based on the Company’s net exposures relating to taxes at September 30, 2013, a 10% depreciation or appreciation of the foreign currencies against the US dollar would have resulted in an approximate $185 million decrease or increase in the Company’s after-tax net earnings, respectively.
During the three and nine months ended September 30, 2013, and in accordance with its Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms.
Interest rate risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk primarily on its outstanding borrowings, its share of the Pueblo Viejo project financing and credit facility, and its cash and cash equivalents, money market investments, certain short-term credit facilities and interest-bearing receivables.
There has been no significant change in the Company’s exposure to interest rate risk, and there has been no change to its objectives and policies for managing these risks during the three and nine months ended September 30, 2013.
Price risk
Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to price risk during the three and nine months ended September 30, 2013.
The Company holds certain investments in available-for-sale equity securities which are measured at fair value, being the closing share price of each equity investment, at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.

GOLDCORP    |  33

Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

13.	SHARE-BASED COMPENSATION AND OTHER RELATED INFORMATION

(a)	Stock options
The Company granted 26,858 stock options to one employee during the three months ended September 30, 2013, which vest over a period of 3 years, are exercisable at C$28.40 per option, expire in 2018, and had a negligible fair value at the date of grant. All of these options were subsequently forfeited in the third quarter when the employee left the Company. The Company granted 0.6 million stock options to its employees and officers during the three months ended June 30, 2013, which vest over a period of 3 years, are exercisable at C$27.53 to C$29.63 per option, expire in 2018, and had a total fair value of $3 million at the date of grant. The Company also granted 2.7 million stock options to its employees and officers during the three months ended March 31, 2013, which vest over a period of 3 years, are exercisable at C$33.48 per option, expire in 2018, and had a total fair value of $20 million at the date of grant.
The Company granted 56,412 stock options to its employees and officers during the three months ended September 30, 2012, which vest over a period of 3 years, are exercisable at $35.66 to $39.75 per option, expire in 2017, and had a total fair value of $1 million at the date of grant. The Company also granted 1.5 million stock options to its employees and officers during the three months ended March 31, 2012, which vest over a period of 3 years, are exercisable at C$48.72 per option, expire in 2017, and had a total fair value of $18 million at the date of grant. There were no stock options granted during the three months ended June 30, 2012.
The fair value of stock options granted during the three months ended September 30 was calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2013	2012
Expected life	3 years	3 years
Expected volatility	36.8%	37.1%
Expected dividend yield	<2.4%	<1.4%
Estimated forfeiture rate	—%	—%
Risk-free interest rate	1.3%	1.2%
Weighted average share price of options granted	$27.27	$37.43
Weighted average fair value per option	$4.87	$9.64
The expected volatility assumption is based on the historical and implied volatility of Goldcorp’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.
The following table summarizes the changes in outstanding stock options during the nine months ended September 30, 2013 and 2012:

	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)
At January 1, 2013	16,345	$42.01
Granted	3,308	32.60
Exercised	(143)	17.97
Forfeited/expired	(1,963)	40.61
At September 30, 2013	17,547	$40.59
At January 1, 2012	17,574	$41.49
Granted	1,592	48.31
Exercised	(898)	36.60
Forfeited	(1,270)	46.61
At September 30, 2012	16,998	$42.00

GOLDCORP    |  34

Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

During the three and nine months ended September 30, 2013, the weighted average share price at the date stock options were exercised was C$29.58 and C$29.79, respectively (three and nine months ended September 30, 2012 – C$44.10 and C$44.13, respectively).
The following table summarizes information about the Company’s stock options outstanding at September 30, 2013:

	Options Outstanding			Options Exercisable
Exercise Prices (C$/option)	Options Outstanding (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)	Options Outstanding and Exercisable (000’s)	Weighted Average Exercise Price (C$/option)	Weighted Average Remaining Contractual Life (years)
$16.87 – $19.23	536	$18.71	1.5	536	$18.71	1.5
$24.40 – $27.53	849	26.14	3.9	625	25.64	3.7
$28.84 – $31.93	1,005	30.51	3.4	632	31.02	2.7
$33.48 – $35.66	4,643	34.40	2.8	2,005	35.60	0.7
$37.82 – $40.79	236	38.73	0.9	222	38.67	0.8
$44.50 – $46.76	4,197	44.53	1.6	4,171	44.52	1.6
$48.16 – $48.72	6,081	48.28	2.6	3,636	48.23	2.6
	17,547	$40.59	2.5	11,827	$41.15	1.9

(b)	Restricted share units (“RSUs”)
The Company issued 8,025 RSUs during the three months ended September 30, 2013, of which 7,195 were subsequently forfeited, with the remainder vesting over 3 years. The total fair value for the RSUs issued was negligible based on the market value of the underlying shares at the date of issuance (weighted average fair value per RSU – $25.13). The Company issued 121,187 RSUs during the three months ended June 30, 2013, of which 31,500 vested immediately, with the remainder vesting over 3 years. The total fair value was $3 million based on the market value of the underlying shares at the date of issuance (weighted average fair value per RSU – $28.74). There were 1.6 million RSUs granted during the three months ended March 31, 2013, which vest over 3 years and had a total fair value of $49 million based on the market value of the underlying shares at the date of issuance (weighted average fair value per RSU – $33.60).
The Company issued 17,764 RSUs during the three months ended September 30, 2012, which vest over 3 years and had a total fair value of $1 million at the date of issuance (weighted average fair value per RSU – $38.13). There were 36,495 RSUs granted during the three months ended June 30, 2012, of which 35,000 vested immediately, with the remainder vesting over 3 years. The total fair value was $1 million at the date of issuance (weighted average fair value per RSU – $38.26). There were 1.2 million RSUs granted during the three months ended March 31, 2012, which vest over 3 years and had a total fair value of $51 million at the date of issuance (weighted average fair value per RSU –$48.80).
At September 30, 2013, there were 2.4 million RSUs outstanding (December 31, 2012 – 1.4 million; January 1, 2012 – 0.7 million).

(c)	Stock options and restricted share units compensation expense
For the three and nine months ended September 30, 2013, share-based compensation expense relating to stock options and RSUs, which is included in corporate administration in the Condensed Interim Consolidated Statements of Earnings (Loss) with a corresponding credit to shareholders’ equity, was $19 million and $54 million, respectively (three and nine months ended September 30, 2012 – $20 million and $68 million, respectively).

(d)	Performance share units (“PSUs”) compensation expense
There were no PSUs issued during the three months ended September 30, 2013. During the three months ended June 30, 2013, the Company issued 94,713 PSUs with a total fair value of $2 million at the date of issuance. During the three months ended March 31, 2013, the Company issued 294,897 PSUs with a total fair value of $7 million at the date of issuance.
There were no PSUs issued during the three months ended September 30, 2012 and the three months ended June 30, 2012. During the three months ended March 31, 2012, the Company issued 183,155 PSUs with a total fair value of $8 million at the date of issuance.

GOLDCORP    |  35

Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

Total share-based compensation expense included in corporate administration in the Condensed Interim Consolidated Statements of Earnings (Loss) relating to PSUs for the three and nine months ended September 30, 2013 was $4 million and $7 million, respectively (three and nine months ended September 30, 2012 – expense of $2 million and $4 million, respectively).
At September 30, 2013, the carrying amount of PSUs outstanding and included in current liabilities and other non-current liabilities in the Condensed Interim Consolidated Balance Sheet was $5 million and $4 million, respectively (December 31, 2012 – $3 million and $5 million, respectively; January 1, 2012 – $nil and $7 million, respectively). At September 30, 2013, the total intrinsic value of PSUs outstanding and vested was $nil (December 31, 2012 – $nil; January 1, 2012 – $nil). During the three months ended September 30, 2013, the total intrinsic value of PSUs vested and paid out was $5 million.

(e)	Phantom restricted units (“PRUs”)
On January 22, 2013, the Board of Directors approved a Phantom Restricted Units Plan (“the Plan”). Under the Plan, participants will be granted a number of PRUs and will be entitled to a cash payment equivalent to the fair market value of one common share for each PRU held by the participant on the vesting date.
There were no PRUs issued during the three months ended September 30, 2013. There were 7,063 PRUs issued during the three months ended June 30, 2013, which vest over 3 years and had a negligible fair value (weighted average fair value per unit – $28.82). There were 397,681 PRUs issued during the three months ended March 31, 2013, which vest over 3 years and had a total fair value of $12 million based on the market value of the underlying shares at the date of issuance (weighted average fair value per unit – $32.57).
Total share-based compensation included in corporate administration in the Condensed Interim Consolidated Statements of Earnings (Loss) relating to the PRUs the three and nine months ended September 30, 2013 was $1 million and $3 million, respectively.
At September 30, 2013, the total carrying amount of PRUs outstanding and included in current liabilities and other non-current liabilities in the Condensed Interim Consolidated Balance Sheet was $3 million (December 31, 2012 – $nil; January 1, 2012 – $nil).

(f)	Employee share purchase plan
During the three and nine months ended September 30, 2013, the Company recorded compensation expense of $2 million and $4 million, respectively (three and nine months ended September 30, 2012 – $1 million and $3 million, respectively), which is included in corporate administration in the Condensed Interim Consolidated Statements of Earnings (Loss), representing the Company’s contributions to the employee share purchase plan measured using the market price of the underlying shares at the dates of contribution.

(g)	Issued share capital
The Company has an unlimited number of authorized shares and does not reserve shares for issuances in connection with the exercise of stock options and the vesting of restricted share units.

GOLDCORP    |  36

Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

14.	PER SHARE INFORMATION
Net earnings (loss) per share for the three and nine months ended September 30 was calculated based on the following:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2013	2012	2013	2012
Basic net earnings (loss)	$5	498	$(1,620)	1,245
Effect of dilutive securities:
Conversion feature of Convertible Notes – change in fair value recognized in earnings (loss)	(5)	—	(51)	(14)
Diluted net earnings (loss)	$—	$498	$(1,671)	$1,231
Net earnings (loss) per share for the three and nine months ended September 30 was calculated based on the following:

	Three Months Ended		Nine Months Ended
	September 30		September 30
(in thousands)	2013	2012	2013	2012
Basic weighted average number of shares outstanding	812,160	810,696	811,967	810,350
Effect of dilutive securities:
Stock options	—	911	—	1,174
RSUs	—	1,378	—	1,378
Convertible Notes	18,358	—	18,235	18,073
Diluted weighted average number of shares outstanding	830,518	812,985	830,202	830,975
As a result of the diluted net loss incurred during the three nine months ended September 30, 2013, the effect of the following securities was anti-dilutive, and therefore excluded from the computation of diluted net loss per share. Had the securities been dilutive, the computation of diluted net loss per share and the diluted weighted average number of shares outstanding would have included the following:

September 30, 2013	Three Months Ended	Nine Months Ended
Effect on diluted weighted average number of shares outstanding (in thousands):
Stock options	261	334
RSUs	2,445	2,445
Convertible Notes	—	—
Total	2,706	2,779
The weighted average number of stock options outstanding during the three and nine months ended September 30, 2013 was 17.5 million and 16.7 million, respectively (three and nine months ended September 30, 2012 – 17 million and 16.7 million, respectively). If the company did not incur a diluted net loss for the three and nine months ended September 30, 2013, 1.4 million and 1.5 million of the weighted average number of stock options outstanding during the three and nine months ended September 30, 2013, respectively, would have been dilutive (three and nine months ended September 30, 2012  – 4.3 million and 5.9 million, respectively) and included in the above table. The effect of the remaining 16.1 million and 15.2 million of these stock options for the three and nine months ended September 30, 2013, respectively (three and nine months ended September 30, 2012 – 12.7 million and 10.8 million, respectively) would have been anti-dilutive because the underlying exercise prices exceeded the average market price of the underlying common shares of C$28.67 and C$30.78 (three and nine months ended September 30, 2012 – C$38.92 and C$41.41, respectively).
Dividends declared:
During the three and nine months ended September 30, 2013, the Company declared and paid to its shareholders dividends of $0.15 and $0.45 per share, respectively, for total dividends of $122 million and $365 million, respectively (three and nine months ended September 30, 2012 – $0.135 and $0.405 per share, respectively, for total dividends of $109 million and $328 million, respectively). For the period October 1, 2013 to October 24, 2013, the Company declared dividends payable of $0.05 per share for total dividends of approximately $41 million.

GOLDCORP    |  37

Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

15.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2013	2012	2013	2012
Change in operating working capital
Accounts receivable	$3	$(293)	$71	$(335)
Inventories and stockpiled ore	(32)	(23)	(153)	(62)
Accounts payable and accrued liabilities	(9)	100	(54)	82
Income taxes receivable	(84)	43	(245)	54
Other	(16)	12	(67)	—
	$(138)	$(161)	$(448)	$(261)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2013	2012	2013	2012
Operating activities include the following cash received (paid):
Interest received	$1	$3	$4	$6
Interest paid	(19)	(1)	(24)	(1)
Income taxes received	6	1	6	29
Income taxes paid	(61)	(87)	(335)	(390)
Investing activities include the following cash received (paid):
Purchases of money-market investments	(17)	—	(613)	(10)
Proceeds from the maturity of money-market investments	490	—	595	283
Purchases of available-for-sale securities	—	—	(2)	(7)
Proceeds from the sale of available-for-sale securities	—	—	8	—
Investing activities of discontinued operations include the following cash received:
Principal repayment on promissory note receivable from Primero	—	—	8	5

	At September 30 2013	At December 31 2012	At January 1 2012
Cash and cash equivalents are comprised of:
Cash	$505	$455	$151
Short-term money market investments	467	302	1,307
	$972	$757	$1,458

GOLDCORP    |  38

Third Quarter Report – 2013
(In millions of United States dollars, except where noted - Unaudited)

16.	CONTINGENCIES
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

(a)
Article 27 of the Mexican Constitution and subsequent legislation established the “ejido” and communal landholding as forms of land tenure in Mexico. There are eleven ejido communities in the vicinity of the Company’s Mexican mining operations and ejido lands cover all of the lands used by the Company for its current mining operations at its Peñasquito, Los Filos and El Sauzal mines. The Company enters into temporary occupation agreements ranging from 5 to 30 years with the ejido communities which allows the Company to use the surface of the lands for its mining operations. In Mexico, mining rights that are covered under a concession do not include direct ownership or possession rights over the surface, or surface access, and at any particular time the Company may be involved in negotiations with various ejido communities to enter into new temporary occupation agreements or amend existing agreements. Failure to reach agreement may cause delays to operations and projects, and on occasion, lead to litigation.

(b)
Law 3318 creates a new form of tax in Argentina's Province of Santa Cruz for mining companies. The tax is levied on 1% of the value of mine reserves reported in feasibility studies and financial statements inclusive of variations resulting from ongoing exploitation. Regulations issued in the third quarter require that the tax is calculated on “measured” reserves and the Company has interpreted this to mean “proven” reserves. The Province has disputed the Company's interpretation but has not provided further clarification on the definition of "measured" reserves, and the outcome is not clear at this time. The Company has filed a legal claim disputing the legality of the new tax and has paid the initial tax installment under protest.

(c)
On September 23, 2013, Argentina’s federal Income Tax Statute was amended to include a 10% income tax withholding on dividend distributions by Argentine corporations. It is the Company's position that the new withholding tax violates tax stability rights provided to mining projects by Mining Investment Law No. 24,196 (“MIL”). Mining projects subject to MIL would generally pay the new withholding tax under protest and request a refund or tax credit for the excess of the overall tax burden. The Company believes that both Alumbrera and Oroplata are subject to the MIL, and accordingly should be entitled a refund or tax credit for withholding taxes paid under the new law.

GOLDCORP    |  39

CORPORATE OFFICE	STOCK EXCHANGE LISTING

Park Place	Toronto Stock Exchange: G
Suite 3400 – 666 Burrard Street	New York Stock Exchange: GG
Vancouver, BC V6C 2X8 Canada
Tel: (604) 696-3000	TRANSFER AGENT
Fax: (604) 696-3001
CIBC Mellon Trust Company
www.goldcorp.com	(Canadian Stock Transfer Company Inc. acts as
Administrative Agent for CIBC Mellon Trust Company)
TORONTO OFFICE	Suite 1600 – 1066 West Hastings Street
Vancouver, BC V6E 3X1 Canada
Suite 3201 – 130 Adelaide Street West	Toll free in Canada and the US:
Toronto, ON M5H 3P5 Canada	(800) 387-0825
Tel: (416) 865-0326	Outside of Canada and the US:
Fax: (416) 359-9787	(416) 682-3860

RENO OFFICE	inquiries@canstockta.com

Suite 310 – 5190 Neil Road	www.canstockta.com
Reno, NV 89502 United States
Tel: (775) 827-4600	AUDITORS
Fax: (775) 827-5044
Deloitte LLP
MEXICO OFFICE	Vancouver, BC

Paseo de las Palmas 425 - 15	INVESTOR RELATIONS
Lomas de Chapultepec
11000 Mexico, D.F.	Jeff Wilhoit
Tel: 52 (55) 5201-9600	Vice President, Investor Relations
Toll free: (800) 567-6223
GUATEMALA OFFICE	Email: info@goldcorp.com

5ta avenida 5-55 zona 14 Europlaza	REGULATORY FILINGS
Torre 1 Nivel 6 oficina 601
Guatemala City	The Company’s filings with the Ontario Securities Commission
Guatemala, 01014	can be accessed on SEDAR at www.sedar.com.
Tel: 502 2329 2600
The Company’s filings with the US Securities and
ARGENTINA OFFICE	Exchange Commission can be accessed on EDGAR
at www.sec.gov.
Maipu 255, Piso 12
C1084ABE Capital Federal
Buenos Aires, Argentina
Tel: 54 114 323 7000

CHILE OFFICE

Avda. Apoquindo 4501, oficina 703
Las Condes
Santiago 7580125, Chile
Tel: 562 898 9300

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